Exhibit 99.2

Deutsche Bank

Aktiengesellschaft

Frankfurt am Main

- ISIN DE 0005140008 -

Contents

01 Presentation of the established Annual Financial Statements and Management Report (including the explanatory report on disclosures pursuant to § 289 (4) German Commercial Code) for the 2012 financial year, the approved Consolidated Financial Statements and Management Report (including the explanatory report on disclosures pursuant to § 315 (4) German Commercial Code) – 01

02 Appropriation of distributable profit – 01

03 Ratification of the acts of management of the members of the Management Board for the 2012 financial year – 01

04 Ratification of the acts of management of the members of the Supervisory Board for the 2012 financial year – 01

05 Election of the auditor for the 2013 financial year, interim accounts – 01

06 Authorization to acquire own shares for trading purposes pursuant to § 71 (1) No. 7 Stock Corporation Act – 01

07 Authorization to acquire own shares pursuant to § 71 (1) No. 8 Stock Corporation Act as well as for their use with the possible exclusion of pre-emptive rights – 01

08 Authorization to use derivatives within the framework of the purchase of own shares pursuant to § 71 (1) No. 8 Stock Corporation Act – 02

09 Approval of the compensation system for the Management Board members – 03

10 Amendments to the Articles of Association regarding the new regulation on Supervisory Board compensation – 03

11 Election to the Supervisory Board – 05

12 Cancellation of an existing authorized capital, creation of new authorized capital for capital increases in cash and/or in kind (with the possibility of excluding shareholders’ pre-emptive rights, also in accordance with § 186 (3) sentence 4 Stock Corporation Act) and amendment to the Articles of Association – 06

13 Approval to conclude a domination agreement between Deutsche Bank Aktiengesellschaft (as the parent company) and RREEF Management GmbH – 07

Ad Items 7 and 8 – 07

Ad Item 12 – 09

Total number of shares and voting rights – 10

Participation in the General Meeting and exercise of voting rights – 10

Exercise of voting rights by authorized representatives – 10

Submitting absentee votes – 11

Requesting documents for the General Meeting – 11

Requests for additions to the Agenda pursuant to § 122 (2) Stock Corporation Act – 11

Shareholders’ counterproposals and election proposals pursuant to § 126 (1), § 127 Stock Corporation Act – 12

Right to obtain information pursuant to § 131 (1) Stock Corporation Act – 12

Additional information – 12

Notice on the company’s website – 12

Additional information on Item 11 – Election to the Supervisory Board – 13

Agenda

We take pleasure in inviting our shareholders to the Ordinary General Meeting in the Festhalle, Messe Frankfurt, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, convened for Thursday, May 23, 2013, 10 a.m.

Agenda

01	Presentation of the established Annual Financial Statements and Management Report (including the explanatory report on disclosures pursuant to § 289 (4) German Commercial Code) for the 2012 financial year, the approved Consolidated Financial Statements and Management Report (including the explanatory report on disclosures pursuant to § 315 (4) German Commercial Code)

The Supervisory Board has already approved the Annual Financial Statements and Consolidated Financial Statements prepared by the Management Board; the Annual Financial Statements are thus established. Therefore, in accordance with the statutory provisions, a resolution is not provided for on this Agenda Item.

02	Appropriation of distributable profit

The Management Board and Supervisory Board propose that the distributable profit of €792,128,075.14 be used for the payment of a dividend of €0.75 per no par value share on the maximum of 929,499,640 no par value shares that are eligible for payment of a dividend and that the remaining amount of at least €95,003,345.14 be carried forward to new account. Insofar as own shares exist on the day of the General Meeting, the proposed resolution will be modified to the effect that the correspondingly higher remaining amount be carried forward to new account on the basis of an unchanged dividend payment of €0.75 per no par value share.

03	Ratification of the acts of management of the members of the Management Board for the 2012 financial year

The Management Board and Supervisory Board propose that the acts of management be ratified.

04	Ratification of the acts of management of the members of the Supervisory Board for the 2012 financial year

The Management Board and Supervisory Board propose that the acts of management be ratified.

05	Election of the auditor for the 2013 financial year, interim accounts

The Supervisory Board, based on the recommendation of its Audit Committee, proposes the following resolution:

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, is appointed as the auditor of the Annual Financial Statements and as the auditor of the Consolidated Financial Statements for the 2013 financial year.

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, is also appointed auditor for the limited review of the condensed financial statements and the interim management report (§ 37w (5), § 37y No. 2 Securities Trading Act) as of June 30, 2013, and the consolidated interim financial statements (§ 340i (4) German Commercial Code) prepared before the Ordinary General Meeting in 2014.

06	Authorization to acquire own shares for trading purposes pursuant to § 71 (1) No. 7 Stock Corporation Act

The Management Board and Supervisory Board propose the following resolution:

The company is authorized to buy and sell, for the purpose of securities trading, its own shares on or before April 30, 2018, at prices which do not exceed or fall short by more than 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the respective three preceding stock exchange trading days. In this context, the shares acquired for this purpose may not, at the end of any day, exceed 5% of the share capital of the company. The presently existing authorization given by the General Meeting on May 27, 2010, and valid until November 30, 2014, to purchase own shares for trading purposes will be cancelled with effect from the time when the new authorization comes into force.

07	Authorization to acquire own shares pursuant to § 71 (1) No. 8 Stock Corporation Act as well as for their use with the possible exclusion of pre-emptive rights

The Management Board and Supervisory Board propose the following resolution:

a)	The company is authorized to buy, on or before April 30, 2018, its own shares in a total volume of up to 10% of the share capital at the time the resolution is taken or – if the value is lower – of the share capital at the time this authorization is exercised. Together with its own shares acquired for trading purposes and/or for other reasons and which are from time to time in the company’s possession or attributable to the company pursuant to § 71a ff. Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10% of the company’s respectively applicable share capital. The own shares may be bought through the stock exchange or by means of a public purchase offer to all shareholders. The countervalue for the purchase of shares (excluding ancillary purchase costs) through the stock exchange may not be more than 10% higher or lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/ or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not be more than 10 % higher or lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company’s shares offered for purchase per shareholder may be provided for.

b)	The Management Board is authorized to dispose of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to § 71 (1) No. 8 Stock Corporation Act on the stock exchange or by an offer to all shareholders. The Management Board is authorized to dispose of the purchased shares against contribution in kind with the exclusion of shareholders’ pre-emptive rights for the purpose of acquiring companies or shareholdings in companies or other assets that serve to advance the company’s business operations. In addition, the Management Board is authorized, in case it disposes of such own shares by offer to all shareholders, to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to the extent that they would be entitled to such rights if they exercised their option and/or conversion rights. Shareholders’ pre-emptive rights are excluded for these cases and to this extent. The Management Board is also authorized, with the exclusion of shareholders’ pre-emptive rights, to use shares purchased on the basis of authorizations pursuant to § 71 (1) 8 Stock Corporation Act to issue staff shares to employees and retired employees of the company and its affiliated companies or to use them to service option rights on shares of the company and/or rights or duties to purchase shares of the company granted to employees or members of executive or non-executive management bodies of the company and of affiliated companies.

Furthermore, the Management Board is authorized, with the exclusion of shareholders’ pre-emptive rights, to sell such own shares to third parties against cash payment if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. Use may only be made of this if it has been ensured that the number of shares sold on the basis of this authorization does not exceed 10% of the company’s share capital at the time this authorization becomes effective or – if the amount is lower – at the time this authorization is exercised. Shares that are issued or sold during the validity of this authorization with the exclusion of pre-emptive rights, in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act, are to be included in the maximum limit of 10% of the share capital. Also to be included are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory rights or participatory rights, if these bonds or participatory rights are issued during the validity of this authorization with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act.

c)	The Management Board is also authorized to cancel shares acquired on the basis of this or a preceding authorization without the execution of this cancellation process requiring a further resolution by the General Meeting.

d)	The presently existing authorization given by the General Meeting on May 31, 2012, and valid until November 30, 2016, to purchase own shares will be cancelled with effect from the time when the new authorization comes into force.

08	Authorization to use derivatives within the framework of the purchase of own shares pursuant to § 71 (1) No. 8 Stock Corporation Act

In supplementing the authorization to be resolved on under Item 7 of this Agenda to acquire own shares pursuant to § 71 (1) No. 8 Stock Corporation Act, the company is also to be authorized to acquire own shares with the use of derivatives.

The Management Board and Supervisory Board propose the following resolution:

The purchase of shares subject to the authorization to acquire own shares to be resolved under Agenda Item 7 may be executed, apart from in the ways described there, with the use of put and call options or forward purchase contracts. The company may sell to third parties put options based on physical delivery and buy call options from third parties if it is ensured by the option conditions that these options are fulfilled only with shares which themselves were acquired subject to compliance with the principle of equal treatment. All share purchases based on put or call options are limited to shares in a maximum volume of 5% of the actual share capital at the time of the resolution by the General Meeting on this authorization. The term of the options must be selected such that the share purchase upon exercising the option is carried out at the latest on April 30, 2018.

The purchase price to be paid per share upon exercise of the put options or upon the maturity of the forward purchase may not exceed by more than 10% or fall below 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before conclusion of the respective option transaction in each case excluding ancillary purchase costs but taking into account the option premium received or paid. The call options may only be exercised if the purchase price to be paid does not exceed by more than 10% or fall below 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the acquisition of the shares. The rules specified under Item 7 of this Agenda apply to the sale and cancellation of shares acquired with the use of derivatives.

Own shares may continue to be purchased using existing derivatives that were agreed on the basis and during the existence of previous authorizations.

09	Approval of the compensation system for the Management Board members

Pursuant to § 120 (4) Stock Corporation Act, the General Meeting can resolve to approve the system of compensation for the Management Board members. The General Meeting of Deutsche Bank AG on May 31, 2012, approved the compensation system for the Management Board members pursuant to § 120 (4) Stock Corporation Act. In 2012, a few smaller structural adjustments were made relating to the compensation of the Co-Chairmen of the Management Board, and based on the proposal of the Compensation Review Panel commissioned by the Supervisory Board, the Supervisory Board approved a general restructuring of Management Board compensation on April 11, 2013. For these two reasons, the compensation system is to be submitted again to the General Meeting for approval.

In the Compensation Report, which forms part of the documents on Item 1 of this year’s Agenda, the basis for determining the compensation of the Management Board members is described in detail for the 2012 financial year. The new compensation concept, together with the structural adjustments approved by the Supervisory Board in April 2013, is presented in a separate brochure which provides an overview of the general redesign and the resulting structure. These documents are available in the Internet at www.db.com/general-meeting and will be sent to shareholders upon request and will be laid out at the General Meeting.

The Management Board and Supervisory Board propose that the system of compensation resolved by the Supervisory Board on April 11, 2013, for the members of the Management Board be approved.

10	Amendments to the Articles of Association regarding the new regulation on Supervisory Board compensation

At present, in addition to meeting fees and the reimbursement of expenses, each member of the Supervisory Board, is entitled to fixed compensation of €60,000 annually for their work and also variable compensation comprised of a dividend- based component and a component linked to the company’s long-term profit based on the (diluted) earnings per share. The Supervisory Board Chairman and Deputy Chairperson as well as the members and chairs of the Supervisory Board committees receive increased compensation in each case. For the Chairman of the Supervisory Board, the compensation is limited to a maximum of four times the total compensation of a Supervisory Board member. The awarding of a performance-based compensation component was in accordance with the recommendation of the German Corporate Governance Code applicable until June 15, 2012.

It is proposed that the compensation system be changed over with retroactive effect as of January 1, 2013, to purely fixed compensation without variable components and meeting fees. This should further strengthen the independence of the Supervisory Board in exercising its control functions and materially simplify the compensation system structurally. The new regulation thus takes into account the current development of the Corporate Governance Code, as the new version of this no longer recommends awarding variable compensation.

Furthermore – in accordance with the recommendations of the Independent Compensation Review Panel – the compensation for work on the Supervisory Board committees is to be aligned structurally to the scope of the responsibilities, actual workload and level of complexity. In the past, the chair of a committee has already received double the compensation of an ordinary committee member. In the future, the amount of compensation is also to be differentiated for the various committees. The chair and membership in the Audit and Risk Committees are to be compensated at a rate that is twice as high as for the activities on the other committees. For work on the Nomination and Mediation Committees, no additional compensation is provided for – in accordance with the current practice.

A ratio of 25% of the annual total compensation is to be deferred in the future and not awarded until after the end of the term of office. The actual disbursal amount is linked to the performance of the Deutsche Bank share during the term. This compensation element serves to emphasize the alignment of the Supervisory Board to the interest of the company’s long-term, sustainable performance.

Along with the change in the structure of the Supervisory Board’s compensation (taking into account variable compensation and meeting fees), a review of the level of total compensation was carried out to ensure that suitable members who have the required level of expertise in advising a complex, global financial services company can be recruited for the Supervisory Board in the future, too. Thus the recommendation of the Independent Compensation Review Panel was taken up to review compensation in terms of its competitiveness. Accordingly, it is proposed that the fixed compensation of a Supervisory Board member be set at €100,000 (including the deferred compensation element whose payment is linked to the share price performance). The Supervisory Board Chairman is to receive twice and the Deputy Chairman one and a half times this base compensation.

In addition to these fundamental changes, specifications are to be made relating to the pro rata compensation, foreign social security contributions and certain function-related expenses.

The Management Board and Supervisory Board therefore propose the following resolution:

§ 14 of the Articles of Association is re-worded to read as follows:

“§ 14

(1)	The members of the Supervisory Board receive a fixed annual compensation (“Supervisory Board Compensation”). The annual base compensation amounts to €100,000, for each Supervisory Board member, the Supervisory Board Chairman receives twice that amount and the Deputy Chairperson one and a half times that amount.

(2)	Members and chairs of the Committees of the Supervisory Board are paid additional fixed annual compensation as follows:

a.	For Audit Committee and Risk Committee work: Chair: €200,000, members: €100,000.

b.	For Nomination Committee and Mediation Committee work: no additional compensation.

c.	For work on any other committee: Chair: €100,000, members: €50,000.

(3)	75% of the compensation determined according paragraphs 1 to 2 is disbursed to the each Supervisory Board member after submitting invoices in February of the following year. The other 25% is converted by the company at the same time into company shares based on the average closing price on the Frankfurt Stock Exchange (Xetra or successor system) during the last ten trading days of the preceding January, calculated to three digits after the decimal point. The share value of this number of shares is paid to the respective Supervisory Board member in February of the year following his departure from the Supervisory Board, or the expiration of his term of office, based on the average closing price on the Frankfurt Stock Exchange (Xetra or successor system) during the last ten trading days of the preceding January provided that the member is not leaving the Supervisory Board due to important cause which would have justified dismissal.

(4)	In case of a change in the Supervisory Board membership during the year, the compensation for the financial year will be paid on a pro rata basis, rounded up/down to full months. For the year of departure, the entire compensation is paid in cash; the forfeiture regulation in paragraph 3 sentence 3 applies to 25% of the compensation for that financial year.

(5)	The company reimburses the Supervisory Board members for the cash expenses they incur in the performance of their office, including any turnover tax (VAT) on their compensation and reimbursements of expenses. Furthermore, any employer contributions to social security schemes that may be applicable under foreign law to the performance of their Supervisory Board work shall be paid for each Supervisory Board member affected. Finally, the Supervisory Board Chairman will be reimbursed appropriately for travel expenses incurred in performing representative tasks due to his function and reimbursed for costs for the security measures required based on his function.

(6)	In the interest of the company, the members of the Supervisory Board will be included in an appropriate amount, with a deductible, in any financial liability insurance policy held by the company. The premiums for this are paid by the company.

(7)	The above provisions are applicable for the first time for the financial year beginning on January 1, 2013 (compensation year), and replace the previous provisions in the Articles of Association with effect from this date.”

11	Election to the Supervisory Board

With the conclusion of the General Meeting on May 23, 2013, the term of office ends for six shareholder representatives on the Supervisory Board. Pursuant to § 96 (1) and § 101 (1) Stock Corporation Act and § 7 (1) sentence 1 No. 3 Act Concerning Co-Determination by Employees dated May 4, 1976, the Supervisory Board consists of ten members for the shareholders and ten members for the employees. In electing shareholder representatives, the General Meeting is not bound by election proposals.

One of the following candidates proposed by the Supervisory Board for election to the Supervisory Board will not be available until November 1, 2013. Mr. Todenhöfer, who did not intend to stand for election again in light of the age limit he will soon reach, stated that he is willing to stand for election for the interim period. Thus, the following proposal specifies seven candidates for a total of six positions.

Based on a corresponding proposal of the Nomination Committee, the Supervisory Board now proposes that:

1.	Mr. John Cryan, President Europe, Head Africa, Head Portfolio Strategy, Head Credit Portfolio Temasek International Pte Ltd., Singapore,

2.	Professor Dr. Henning Kagermann, President of acatech – National Academy of Science and Engineering, Königs Wusterhausen,

3.	Ms. Suzanne Labarge, Supervisory Board member (formerly, inter alia, Vice Chairperson and Chief Risk Officer of Royal Bank of Canada), Toronto, Canada,

4.	Dr. Johannes Teyssen, Chairman of the Management Board of E.ON SE, Dusseldorf, and

5.	Mr. Georg F. Thoma, Attorney, Neuss,

be elected to the Supervisory Board pursuant to § 9 (1) sentence 2 of the Articles of Association for the period until conclusion of the General Meeting which resolves on the ratification of the acts of management for the 2017 financial year; and that

6.	Mr. Tilman Todenhöfer, Managing Partner of Robert Bosch Industrietreuhand KG, Madrid, Spain, be elected for the period until the close of October 31, 2013, and

7.	Ms. Dina Dublon, independent member of corporate executive and supervisory bodies (formerly, inter alia, CFO JP Morgan Chase & Co), New York, USA, be elected for the period from November 1, 2013, until conclusion of the General Meeting which resolves on the ratification of the acts of management for the 2017 financial year.

Mandates:

Mr. Cryan is not a member of supervisory boards to be formed by law or any other comparable supervisory bodies.

Professor Kagermann, in addition to being a member of the Supervisory Board of Deutsche Bank AG, is a member of the following supervisory boards to be formed by law:

BMW AG

Deutsche Post AG

Münchener Rückversicherungs-Gesellschaft AG

Franz Haniel & Cie. GmbH.

Furthermore, he is a member of the following comparable supervisory bodies:

NOKIA Corporation

Wipro Ltd.

Ms. Labarge, in addition to being a member of the Supervisory Board of Deutsche Bank AG, is not a member of any supervisory boards to be formed by law, but she is a member of the following comparable supervisory bodies:

Coca-Cola Enterprises, Inc.

XL Group Plc.

Dr. Teyssen, in addition to being a member of the Supervisory Board of Deutsche Bank AG, is a member of the following supervisory board to be formed by law:

Salzgitter AG

He is not a member of any other comparable supervisory bodies.

Mr. Thoma is not a member of any supervisory boards to be formed by law. However, he is a member of the following comparable supervisory bodies:

NOVA Chemicals Corporation

Falcon Private Bank Ltd. (until May 22, 2013)

Mr. Todenhöfer, in addition to being a member of the Supervisory Board of Deutsche Bank AG, is a member of the following supervisory board to be formed by law:

Robert Bosch GmbH.

Furthermore, he is a member of the following comparable supervisory body:

Robert Bosch Internationale Beteiligungen AG (President of the Board of Administration)

Ms. Dublon is not a member of any supervisory boards to be formed by law, but she is a member of the following comparable supervisory bodies:

Accenture Plc,

Microsoft Corporation,

PepsiCo. Inc.

Based on the Supervisory Board’s evaluation, none of the proposed candidates has personal or business relations with Deutsche Bank AG or with its Group companies, the executive bodies of Deutsche Bank AG or a shareholder holding a material interest in Deutsche Bank AG which would be subject to disclosure pursuant to No. 5.4.1 of the German Corporate Governance Code.

The election proposals reflect the objectives resolved by the Supervisory Board for its composition pursuant to No. 5.4.1 (2) of the German Corporate Governance Code. Ms. Labarge and Mr. Thoma have indicated that they will prospectively not be available for the full term of office without expressly stating the date of their departure.

12	Cancellation of an existing authorized capital, creation of new authorized capital for capital increases in cash and/or in kind (with the possibility of excluding shareholders’ pre-emptive rights, also in accordance with § 186 (3) sentence 4 Stock Corporation Act) and amendment to the Articles of Association

The Management Board was authorized by resolution of the General Meeting on May 26, 2011, to increase the share capital by up to a total of €230,400,000 through the issue of new no par value registered shares against cash payment or contributions in kind, with the possibility of excluding shareholders’ pre-emptive rights (authorized capital pursuant to § 4 (6) of the Articles of Association).

The authorized capital that was created by resolution of the General Meeting on May 26, 2011, pursuant to § 4 (6) of the Articles of Association expires on April 30, 2016. This authorization has not yet been utilized.

The authorized capital described above is to be cancelled and replaced by new authorized capital that has a longer period and expanded possibilities of utilization.

The Management Board and Supervisory Board propose the following resolution:

a)

The Management Board is authorized to increase the share capital on or before April 30, 2018, once or more than once, by up to a total of €230,400,000 through the issue of new shares against cash payments or contributions in kind. Shareholders are to be granted pre-emptive rights. However, the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights insofar as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights if the capital increase against contributions in kind is carried out in order to acquire companies, shareholdings in companies or other assets. Finally, the Management Board is also authorized to exclude the pre-emptive rights in full if the issue price of the new shares is not significantly lower than the quoted price of the shares already listed at the time of the final determination of the issue price and the shares issued in accordance with § 186 (3) sentence 4 Stock Corporation Act do not exceed in total 10% of the share capital at the time the authorization becomes effective or – if the value is lower – at the time the authorization is utilized. Shares that are issued or sold during the validity of this authorization with the exclusion of pre-emptive rights, in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act, are to be included in the maximum limit of 10% of the share capital. Also to be included are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory rights or participatory rights, if these bonds or participatory rights are issued during the validity of this authorization with the exclusion of pre- emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by banks specified by the Management Board with the obligation to offer them to shareholders (indirect pre-emptive right).

b)	The authorization from the Annual General Meeting on May 26, 2011, under Agenda Item 10 to issue new shares is cancelled, along with the related provision under § 4 (6) of the Articles of Association, when this resolution becomes effective.

c)	§ 4 (6) of the Articles of Association is re-worded to read as follows:

“(6)	The Management Board is authorized to increase the share capital on or before April 30, 2018, once or more than once, by up to a total of €230,400,000 through the issue of new shares against cash payments or contributions in kind. Shareholders are to be granted pre-emptive rights. However, the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights insofar as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights if the capital increase against contributions in kind is carried out in order to acquire companies, shareholdings in companies or other assets. Finally, the Management Board is also authorized to exclude the pre-emptive rights in full if the issue price of the new shares is not significantly lower than the quoted price of the shares already listed at the time of the final determination of the issue price and the total shares issued since the authorization in accordance with § 186 (3) sentence 4 Stock Corporation Act do not exceed 10% of the share capital at the time the authorization becomes effective or – if the value is lower – at the time the authorization is utilized. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by banks specified by the Management Board with the obligation to offer them to shareholders (indirect pre-emptive right).”

The Management Board is instructed to register the new authorized capital in the Commercial Register in such a way that it will only be registered once the cancellation of the presently existing authorized capital pursuant to § 4 (6) of the Articles of Association has been entered.

13	Approval to conclude a domination agreement between Deutsche Bank Aktiengesellschaft (as the parent company) and RREEF Management GmbH

Deutsche Bank Aktiengesellschaft and its wholly owned subsidiary RREEF Management GmbH (hereinafter referred to as “Subsidiary”) concluded a domination agreement on March 28/April 9, 2013. A profit and loss transfer agreement has existed since December 19, 2001, was amended in March 2010 and is not affected by the newly concluded domination agreement. The domination agreement essentially contains the following points:

The Subsidiary places the governance of its company in the hands of Deutsche Bank AG. In return, Deutsche Bank AG undertakes to offset any net losses incurred by the subsidiary pursuant to § 302 Stock Corporation Act. The agreement will first become effective upon entry in the Commercial Register and is concluded for an indefinite period. It can be terminated with a notice period of one month to the end of any given financial year of the Subsidiary.

With the convocation of the General Meeting, the following documents will be available on the website of Deutsche Bank AG. These documents will also be available for inspection by shareholders from this date on at the premises of Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main:

•	The domination agreement,

•	the Annual Financial Statements and Management Reports of Deutsche Bank AG and RREEF Management GmbH for the 2010, 2011 and 2012 financial years, and

•	the joint report of the Management Board of Deutsche Bank AG and the executive management of RREEF Management GmbH on the domination agreement.

Upon request, each shareholder will receive a free copy of these documents without delay. The documents specified above will also be available for inspection at the General Meeting.

The Management Board and Supervisory Board propose the following resolution:

The domination agreement between Deutsche Bank Aktiengesellschaft (as the parent company) and RREEF Management GmbH is approved.

Ad Items 7 and 8:

Report of the Management Board to the General Meeting pursuant to § 71 (1) No. 8 in conjunction with § 186 (4) Stock Corporation Act

Under Item 7 of the Agenda, the company is to be authorized to purchase its own shares; Item 8 of the Agenda regulates the possibility of purchasing own shares by using derivatives. The use of put and call options for the purchase of own shares gives the company the possibility of optimizing a buyback. As shown by the specific limitation to 5% of the share capital, it is only intended to supplement the range of instruments available for share buybacks and to extend the possibilities for their use. Both the regulations governing the structure of the options and the regulations governing the shares suitable for delivery ensure that this form of purchase takes account of the principle of equal treatment of shareholders. As a rule, the maturity of the options will not exceed 18 months. In connection with share-based remuneration components which must be granted as deferred compensation over a multiple-year period and are to be subject to forfeiture pursuant to the regulations applicable to banks, at least for management board members and employees whose activities have a material impact on the overall risk profile of the bank, the use of call options with longer maturities is to be made possible to establish offsetting positions. Under this authorization, Deutsche Bank AG will only acquire such longer-term options on shares corresponding to a volume of no more than 2% of the share capital.

Under Item 7 of the Agenda, the company is also to be authorized to resell purchased shares. The possibility of reselling own shares enables them to be used for the renewed procurement of capital. Besides sale through the stock exchange or by offer to all shareholders – both of which would ensure equal treatment of shareholders under the legal definition – the proposed resolution also provides that the own shares are at the company’s disposal to be offered as consideration for the acquisition of companies, shareholdings in companies or other assets that serve to advance the company’s business operations subject to the exclusion of shareholders’ pre-emptive rights. This is intended to enable the company to react quickly and successfully, on both national and international markets, to advantageous offers or any other opportunities to acquire companies, shareholdings in companies or other assets. It is not uncommon in the course of negotiations to have to provide shares instead of cash as consideration. This authorization takes account of that fact.

Over and above this, the authorization makes it possible, in case of a sale of the shares by offer to all shareholders, to partially exclude shareholders’ pre-emptive rights in favour of holders of convertible bonds, convertible participatory rights and warrants. The background to this is that conversion and option conditions based on customary market practice contain regulations according to which, in case of a rights offer to shareholders of the company for new shares, the conversion or option price is to be discounted based on a dilution protection formula if the holders of conversion or option rights are not granted pre-emptive rights to shares on the scale to which they would be entitled after exercising their option or conversion rights and/or fulfilling a conversion obligation, if any. The possibility proposed here to exclude pre-emptive rights provides the Management Board with a choice between these two different arrangements in such situations.

In addition, the authorization makes it possible to use the shares as staff shares for employees and retired employees of the company or its affiliated companies or to service option rights granted to employees and members of the executive and non-executive management bodies of the company or its affiliated companies. For these purposes, the company disposes, to some extent, over authorized and conditional capital and/or creates such capital, as the case may be, together with the respective authorization. In part, the possibility of a cash payment in connection with the granting of option rights is foreseen. The use of existing own shares instead of a capital increase or cash payment may make economic sense; the authorization is intended to increase the available scope in this respect. The situation is similar in cases in which purchase rights or obligations relating to the company’s shares are granted to employees or members of the executive and non-executive management bodies of the company or its affiliated companies as an element of compensation. In this context, the price risk that might otherwise materialize can also be effectively controlled by the use of own shares purchased. A corresponding exclusion of shareholders’ pre-emptive rights is also required for this use of purchased shares.

Finally, Management is also to be given the possibility of excluding pre-emptive rights pursuant to § 186 (3) sentence 4 Stock Corporation Act with respect to the re-sale of the shares purchased on the basis of this authorization. This statutory possibility of excluding pre-emptive rights enables Management to take advantage of favourable stock market situations without delay and, by determining a price close to market, to obtain the highest possible issue price and thus to strengthen capital and reserves to the greatest extent possible. This possibility is particularly important to banks in view of the special equity capital requirements they are subject to. The utilization of this possibility, also for own shares, enlarges the scope for strengthening capital, even at times when markets are not particularly receptive. The authorization ensures that pursuant to it, based on § 186 (3) sentence 4 Stock Corporation Act, shares may only be sold with the exclusion of shareholders’ pre-emptive rights up to the maximum limit specified therein of 10% of the share capital to the extent shares have not already been issued or sold with the exclusion of pre-emptive rights during its validity, in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act. Also to be counted towards this maximum limit are shares that are to be issued to service option or conversion rights that were granted from bonds or participatory rights issued with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act during the validity of this authorization. Management will keep any mark-down on the stock market price as low as possible. It will probably be limited to a maximum of 3%, but will not in any event exceed 5%.

Ad Item 12:

Report of the Management Board to the General Meeting pursuant to § 203 (2) sentence 2 in conjunction with § 186 (4) Stock Corporation Act

The authorization requested under Item 12 of the Agenda is intended to sustain and broaden the company’s equity capital base and is to replace already existing authorized capital that has a somewhat narrower area of utilization and shorter term. The availability of appropriate equity capital is the basis for the company’s business development. Even though the company has adequate equity capital resources at its disposal at the present time, it must have the necessary scope to be able to obtain equity capital at any time and in accordance with the market situation at the given time.

The authorization requested under Item 12 is intended to create authorized capital in the amount of €230,400,000, in the utilization of which shareholders in principle have pre- emptive rights. The exclusion of pre-emptive rights for broken amounts permits utilization of the requested authorization in round amounts while retaining a simple subscription ratio. This facilitates the processing of shareholders’ pre-emptive rights. The background for providing the possibility to exclude pre-emptive rights in favour of holders of option rights, convertible bonds and convertible participatory rights is that conversion and option conditions based on customary market practice contain regulations according to which, in case of a rights offer to shareholders of the company for new shares, the conversion or option price is to be discounted based on a dilution protection formula if the holders of conversion or option rights are not granted pre-emptive rights to shares on the scale to which they would be entitled after exercising their option or conversion rights and/or fulfilling a conversion obligation, if any. The possibility proposed here to exclude pre-emptive rights provides the Management Board with a choice between these two different arrangements in such situations.

The possibility of excluding pre-emptive rights in the case of capital increases against contributions in kind puts the Management Board in a position, with the consent of the Supervisory Board, to acquire companies, parts of companies or holdings in companies and other assets in exchange for the issue of new shares. The Management Board thus receives the possibility to react quickly and flexibly to favourable offers or opportunities that arise on the domestic or international markets and to take advantage of acquisitions opportunities also at short notice. Through the inclusion of other assets, the possibility for the company to create new core capital is expanded with further attractive options. In this way, in particular claims against the bank or its subsidiaries can also be considered as contributions in kind. It is not uncommon in negotiations that it is necessary, or a structuring option, in the interests of both parties, to offer new shares of the company as consideration. This makes it possible for transactions to be settled while conserving liquidity and creating new share capital at optimized conditions.

The Management Board will in each individual case carefully check whether the utilization of authorized capital is appropriate and whether the value of the new shares is in an appropriate relation to the value of the capital assets to be acquired. The issue price of the new shares, also in the case of a capital increase in kind, is fixed by the Management Board, with the consent of the Supervisory Board, while carefully taking into account the interests of the company and its shareholders.

The additional possibility of excluding pre-emptive rights pursuant to § 186 (3) sentence 4 Stock Corporation Act enables Management to exploit favourable stock market situations and, through pricing in conformity with the market, to obtain the highest possible issue proceeds and thus the greatest possible strengthening of equity capital. This possibility is particularly important to banks in view of the special equity capital requirements they are subject to. The amount foreseen for this authorization is roughly 9.7% of the share capital. The authorization ensures that pursuant to it, shares may only be issued with the exclusion of shareholders’ pre-emptive rights based on § 186 (3) sentence 4 Stock Corporation Act up to the maximum limit of 10% of the share capital to the extent shares have not already been issued or sold with the exclusion of pre-emptive rights during its validity, in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act. Also to be counted towards this maximum limit are shares that are to be issued to service option or conversion rights if the underlying bonds or participatory rights were issued with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act during the validity of this authorization. In the event this possibility of increasing capital is used, Management will limit any mark-down on the issue price compared with the stock market price to a maximum of presumably 3%, but at any event not more than 5%. In the event of such a capital increase, shareholders who want to maintain their investment ratio have the possibility, in light of the high liquidity of trading in the Deutsche Bank share, to purchase shares on the stock market at conditions that essentially correspond to the issue of the new shares. In such case, this does not result, in economic terms, to a dilution of shareholders’ equity interests.

There are no specific plans at present for a utilization of the new authorized capital. The Management Board will report to the General Meeting on any utilization of the authorized capital.

Total number of shares and voting rights

The company’s share capital at the time of convocation of this General Meeting amounts to €2,379,519,078.40 and is divided up into 929,499,640 registered (no par value) shares with eligibility to vote at and participate in the General Meeting. At the time of convocation of this General Meeting, 186,573 of these no par value shares consist of own shares held in treasury, which do not grant any rights to the company.

Participation in the General Meeting and exercise of voting rights

Pursuant to § 17 of the Articles of Association, shareholders who are entered in the share register and have given notice in due time to the company of their intention to attend are entitled to participate in the General Meeting and exercise their voting rights. Such notification must be received by the company by no later than May 17, 2013, either electronically using the company’s password-protected Internet portal as specified in the letter to registered shareholders www.db.com/general-meeting or in writing to the domicile of the company in Frankfurt am Main or to the following address:

Deutsche Bank Aktiengesellschaft

Aktionaersservice

Postfach 14 60

61365 Friedrichsdorf

Germany

e-mail: deutschebank.hv@rsgmbh.com

Pursuant to § 67 (2) sentence 1 Stock Corporation Act, only those who are listed in the share register are considered shareholders of the company. As a result, the status of the entries in the share register on the day of the General Meeting is decisive for determining the right to participate as well as the number of votes the authorized participant is entitled to. For technical processing reasons, however, no changes to the share register will be carried out (“registration stop”) between the end of May 17, 2013 (“technical record date”), and the conclusion of the General Meeting. Therefore, the entry status in the share register on the day of the General Meeting will correspond to the status after the last change of registration on May 17, 2013. The registration stop does not mean the shares are blocked for disposal. Share buyers whose change of registration requests are received by the company after May 17, 2013, however, cannot de facto exercise the rights to participate and vote on the basis of these shares, unless they have obtained a power of attorney to do so or an authorization to exercise such rights. In such cases, participation and voting rights are retained by the shareholder entered in the share register until the change of registration. All buyers of the company’s shares who are not yet registered in the share register are therefore requested to submit change of registration requests in due time.

Exercise of voting rights by authorized representatives

Shareholders registered in the share register may also have their voting rights exercised by an authorized representative (proxy). The issue of the power of attorney, its cancellation and proof of the proxy authorization vis-à-vis the company are required, in principle, in text form if the power of attorney to exercise the voting right is granted neither to a bank, or an institution or company with an equivalent status pursuant to § 135 (10) Stock Corporation Act in conjunction with § 125 (5) Stock Corporation Act, nor to a shareholders’ association or another person with an equivalent status pursuant to § 135 (8) Stock Corporation Act.

Powers of attorney can also be issued and revoked electronically until May 23, 2013, 12 noon, using the password-protected Internet portal www.db.com/general-meeting.

Proof of the proxy authorization vis-à-vis the company can also be sent electronically to the following e-mail address: deutschebank.hv@rsgmbh.com

If powers of attorney to exercise voting rights are issued to banks, to institutions or companies with an equivalent status pursuant to § 135 (10) Stock Corporation Act in conjunction with § 125 (5) Stock Corporation Act or to shareholders’ associations or other persons with an equivalent status pursuant to § 135 (8) Stock Corporation Act, the requisite form for these is specified, where appropriate, by the recipients.

The company also offers its shareholders the possibility of being represented by company employees appointed by the company as proxies to exercise shareholders’ voting rights at the General Meeting. These company proxies will only vote in accordance with the instructions issued to them. The power of attorney can be issued and the instructions can be submitted in writing to the following address:

Deutsche Bank Aktiengesellschaft

Aktionaersservice

Postfach 14 60

61365 Friedrichsdorf

Germany

Furthermore, there is also the possibility to issue the power of attorney and instructions to the company employees appointed as proxies electronically by May 23, 2013, 12 noon, using the password-protected Internet portal www.db.com/general-meeting. Details on how to issue a power of attorney and instructions using the Internet are given in the documents sent to the shareholders.

Admission cards and voting cards will be issued to shareholders and representatives authorized to participate.

Submitting absentee votes

Again this year, shareholders listed in the share register can submit their votes – without participating in the General Meeting – through absentee voting. Registration in due time is indispensable for this form of voting, too.

Votes submitted within the framework of absentee voting must be received by the company in writing or using electronic communication before the registration period expires, i.e. at the latest by May 17, 2013. For absentee voting in writing, please use the personalized registration form sent to you with the invitation and return it to the following address:

Deutsche Bank Aktiengesellschaft

Aktionaersservice

Postfach 14 60

61365 Friedrichsdorf

Germany

Furthermore, you can participate in absentee voting using the password-protected Internet service for the General Meeting; in this case, the deadline specified above also applies.

After May 17, 2013, you will no longer be able to submit your votes through absentee voting. This also applies if you have previously requested an admission card or issued a power of attorney to a third party or a company proxy. After this date, a change of votes cast in the absentee ballot is only possible using the password-protected Internet portal and only for the absentee voters who submitted their absentee votes using the password-protected Internet portal. This possibility of changing votes ends at 12 noon on the day of the General Meeting. The possibility to participate in the General Meeting by revoking the absentee ballot remains unaffected.

Furthermore, authorized banks, institutions or companies with an equivalent status pursuant to § 135 (10) Stock Corporation Act in conjunction with § 125 (5) Stock Corporation Act as well as shareholders’ associations or other persons with an equivalent status pursuant to § 135 (8) Stock Corporation Act may also make use of absentee voting pursuant to the rules described above and in observing the specified deadlines.

Requesting documents for the General Meeting

Requests for documents for the General Meeting, in particular the documents for Item 1 of the Agenda, can be sent to the following address:

Deutsche Bank Aktiengesellschaft

Corporate Secretariat

60262 Frankfurt am Main Germany

e-mail: corporate.secretariat@db.com

Telefax: +49 69 910 85560

Documents for and additional information concerning the General Meeting are also accessible through the Internet at www.db.com/general-meeting. Furthermore, these documents will be available at the General Meeting and – if necessary – will be explained in more detail.

Requests for additions to the Agenda pursuant to § 122 (2) Stock Corporation Act

Shareholders whose aggregate shareholdings represent 5% of the share capital or the proportionate amount of €500,000 (the latter of which corresponds to 195,313 shares) may request that items be placed on the Agenda and published. The request must be addressed in writing to the Management Board of the company and be received by the company at the latest on Monday, April 22, 2013. Please send such requests to the following address:

Deutsche Bank Aktiengesellschaft

Management Board

60262 Frankfurt am Main

Germany

Each new item of the Agenda must also include a reason or a resolution proposal. A shareholder making such a request must prove that he/she has owned his/her shares for at least three months before the day of the General Meeting (i.e. at the latest since February 23, 2013, 12 midnight). The provisions of § 70 Stock Corporation Act must be observed in determining the ownership period.

The publication and forwarding of requests for additions are carried out in the same way as in the convocation.

Shareholders’ counterproposals and election proposals pursuant to § 126 (1), § 127 Stock Corporation Act

The company’s shareholders may submit counterproposals to the proposals of the Management Board and/or Supervisory Board on specific Agenda Items and, depending on the Agenda Item, election proposals for the election of Supervisory Board members or auditors. Such proposals (with their reasons) and election proposals are to be sent solely to:

Deutsche Bank Aktiengesellschaft

Corporate Secretariat

60262 Frankfurt am Main Germany

e-mail: corporate.secretariat@db.com

Telefax: +49 69 910 85560

Counterproposals must stipulate a reason; this does not apply to election proposals.

Shareholders’ counterproposals and election proposals that fulfil the requirements and are received by the company at the address specified above by Wednesday, May 8, 2013, at the latest, will be made accessible through the website:

www.db.com/general-meeting

along with the name of the shareholder and, in the case of counterproposals, the reason as well as any comments by management.

The company is not required to make a counterproposal and its reason or an election proposal accessible if one of the exclusionary elements pursuant to § 126 (2) Stock Corporation Act exists, for example, because the election proposal or counterproposal would lead to a resolution by the General Meeting that breaches the law or the Articles of Association or its reason apparently contains false or misleading information with regard to material points. Furthermore, an election proposal need not be made accessible if the proposal does not contain the name, the current occupation and the place of residence of the proposed person as well as his/her membership in other statutory supervisory boards. The reason for a counterproposal need not be made accessible if its total length is more than 5,000 characters.

Notice is given that counterproposals and election proposals, even if they have been submitted to the company in advance in due time, will only be considered at the General Meeting if they are submitted/put forward verbally there. The right of every shareholder to put forward counterproposals on the various Agenda Items or election proposals even without a previous submission to the company remains unchanged.

Right to obtain information pursuant to § 131 (1) Stock Corporation Act

At the General Meeting, every shareholder may request information from the Management Board about company matters insofar as the information is required for a proper evaluation of the relevant matter on the Agenda (cf. § 131 (1) Stock Corporation Act). The duty to provide information covers the company’s legal and business relations with affiliated companies as well as the position of Deutsche Bank Group and of the companies included in the Consolidated Financial Statements of Deutsche Bank AG. In principle, requests for information are to be put forward at the General Meeting verbally.

The Management Board may refrain from answering individual questions for the reasons specified in § 131 (3) Stock Corporation Act, for example, if providing such information, according to sound business judgement, is likely to cause material damage to the company or an affiliated company.

Pursuant to the Articles of Association, the Chairman of the General Meeting, over the course of the General Meeting, may determine appropriate restrictions on the speaking time, the time for putting questions and/or the total time available in general for speaking and putting questions or for individual speakers (cf. § 19 (2) sentence 2 of the Articles of Association).

Additional information

Additional information on shareholders’ rights pursuant to § 122 (2), § 126 (1), § 127, § 131 (1) Stock Corporation Act can be found on the company’s website at

www.db.com/general-meeting.

Notice on the company’s website

Information pursuant to § 124a Stock Corporation Act on this year’s Ordinary General Meeting is accessible on the company’s website at www.db.com/general-meeting. Following the General Meeting, the voting results will be announced at the same Internet address.

Frankfurt am Main, April 2013

Deutsche Bank Aktiengesellschaft

The Management Board

Additional information on Item 11 –

Election to the Supervisory Board

Suzanne Labarge

Residence: Toronto, Canada

Personal information

Year of birth: 1946

Nationality: Canadian

Career

1999 – 2004 Vice Chairman & Chief Risk Officer, Royal Bank of Canada

1995 – 1999 Executive Vice President, Corporate Treasury, Royal Bank of Canada

1985 – 1994 Financial Institutions Canada Deputy Superintendent, Office of the Superintendent (1987 – 1994)

Assistant Auditor (1985 – 1987)

1971 – 1985 Various positions at Royal Bank of Canada

Education

MBA, Harvard Business School

BA, Economics, McMaster University

Memberships in statutory supervisory boards in Germany

Deutsche Bank AG

Memberships in comparable boards

Coca-Cola Enterprises, Inc., XL Group Plc

Prof. Dr. Henning Kagermann

Residence: Königs Wusterhausen

President of acatech – German Academy of Science and Engineering

Personal information

Year of birth: 1947

Nationality: German

Career

2008 – 2009 Co-CEO of the Executive Board, SAP AG

2003 – 2008 CEO of the Executive Board, SAP AG

1998 – 2003 Co-CEO of the Executive Board, SAP AG

1991 – 1998 Member of the Executive Board, SAP AG

1982 – 1991 Senior executive in software development, SAP AG

Education

Postdoctoral qualification in theoretical physics and appointment as adjunct professor at TU Braunschweig

Doctorate as Dr. rer. nat. in theoretical physics at TU Braunschweig

Studied physics at TU Braunschweig and Ludwig-Maximilians-University Munich

Memberships in statutory supervisory boards in Germany

BMW Bayerische Motoren Werke AG, Deutsche Bank AG Deutsche Post AG, Münchener Rückversicherungs-

Gesellschaft AG, Franz Haniel & Cie. GmbH

Memberships in comparable boards

NOKIA Corporation, Wipro Ltd

Dr. Johannes Teyssen

Residence: Dusseldorf

Chairman of the Board of Management of E.ON SE

Personal information

Year of birth: 1959

Nationality: German

Career

since 2010 E.ON SE, Dusseldorf (prior to November 15, 2012: E.ON AG)

Chairman of the Board of Management

2004 – 2010 E.ON AG, Dusseldorf

Vice Chairman of the Board of Management (2008 – 2010)

Member of the Board of Management (2004 – 2008)

2001 – 2007 E.ON Energie AG, Munich

Chairman of the Board of Management (2003 – 2007)

Member of the Board of Management (2001 – 2003)

1999 – 2001 AVACON AG, Helmstedt

Chairman of the Board of Management

1998 – 1999 HASTRA AG, Hanover

Member of the Board of Management

1989 – 1998 PreussenElektra AG, Hanover

Head of Energy and Corporate Law Department (1991 – 1994)

Head of Legal Affairs (Regional Utilities) (1994 – 1998)

Education

1991 University of Göttingen, Doctor of Jurisprudence

1986 – 1989 State superior court in Celle, Law clerk Bar exam (Assessorexamen)

1984 – 1986 University of Göttingen, Research assistant

1979 – 1984 Universities of Göttingen and Freiburg,

Degree in economics and law

Memberships in statutory supervisory boards in Germany

Deutsche Bank AG, Salzgitter AG

Memberships in comparable boards

None

Tilman Todenhöfer

Residence: Madrid, Spain

Managing Partner of Robert Bosch Industrietreuhand KG, Stuttgart

Personal information

Year of birth: 1943

Nationality: German

Career

since 2003 Managing Partner, Robert Bosch Industrietreuhand KG

since 1996 Limited Partner of Robert Bosch Industrietreuhand KG

1992 – 2003 Member of the Board of Management, Robert Bosch GmbH

Deputy Member of the Board of Management (1992)

Member of the Board of Management and Director of Industrial Relations (1993)

Deputy Chairman of the Board of Management and Director of Industrial Relations (1999)

1976 – 1992 Partner in legal firm Dr. Frühbeck, Spain, and special representative of Robert Bosch GmbH in Spain

1974 – 1975 Advisor for Foreign Affairs, Legal Department, Robert Bosch GmbH

1973 – 1989 Personally liable partner of Rothbuch KG, Dr. Gerhard Todenhöfer, Tübingen

1972 – 1973 Walter Rose KG, Hagen, Head of the Legal Department

Education

1979 Spanish State Degree in Law

1972 German State Degree in Law

1963 – 1968 Studied law in Tübingen and Berlin

Memberships in statutory supervisory boards in Germany

Robert Bosch GmbH, Deutsche Bank AG

Memberships in comparable boards

Robert Bosch Internationale Beteiligungen AG (President of the Board of Administration)

John Cryan

Residence: Singapore

President Europe, Head Africa, Head Portfolio Strategy, Head Credit Portfolio Temasek International Pte Ltd.

Personal information

Year of birth: 1960

Nationality: British

Career

Since 2012 President Europe, Head Africa, Head Portfolio Strategy, Head Credit Portfolio of Temasek International Pte Ltd, Singapore

2010 – 2011 Chairman and CEO, UBS AG, EMEA (Europe, Middle East & Africa)

2008 – 2011 Group Chief Financial Officer, Member of the Group Executive Board, UBS AG, Zürich

1992 – 2008 Financial Institutions Group, UBS, London

1990 – 1992 Director, SG Warburg & Co GmbH, Munich

1987 – 1990 SG Warburg & Co. Ltd, London

1982 – 1987 Arthur Andersen & Co., London

Education

1979 – 1982 University of Cambridge, MA Hons

Memberships in statutory supervisory boards in Germany

none

Memberships in comparable boards

none

Dina Dublon

Residence: New York, USA

Personal information

Year of birth: 1953

Nationality: US and Brazil

Career

2011 – 2012 Harvard Business School, Faculty

2005 – 2008 Warburg Pincus, Adviser

1998 – 2004 JP Morgan Chase & Company, Chief Financial Officer, Chase Manhattan and JP Morgan Chase

1989 – 1998 JP Morgan Chase & Company, Corporate Treasurer, Head of Corporate Planning and Development, Co-Head Financial Institutions, Corporate Finance, Chase and Chemical Banks

1985 – 1989 JP Morgan Chase & Company, Asset Liability Management and Capital Markets Planning, Chemical Bank

1984 – 1985 JP Morgan Chase & Company, Investor Relations Officer, Chemical Bank

1981 – 1983 JP Morgan Chase & Company, Trader and Management Trainee, Chemical Bank

1979 – 1981 Harvard Business School, Research Associate

1975 – 1977 Bank Hapoalim, District Manager Securities Division

Education

1977 – 1979 Business School, Carnegie Mellon University, Master Degree, Accounting & Finance

1971 – 1974 Hebrew university of Jerusalem, Bachelor Degree, Economics & Mathematics

Memberships in statutory supervisory boards in Germany

None

Memberships in comparable boards

Accenture Plc., Microsoft Corporation, PepsiCo Inc.

Georg F. Thoma

Residence: Neuss

Partner, Shearman & Sterling LLP, Dusseldorf

Personal information

Year of birth: 1944

Nationality: German

Career

Since 1991 Shearman & Sterling LLP, partner, Dusseldorf

1981 – 1990 Galler Meyer-Landrut Miller, partner, Dusseldorf

1979 – 1981 Galler Meyer-Landrut Miller, associate, Dusseldorf

1978 Shearman & Sterling, Attorneys at law, associate, New York

1977 – 1978 Linklaters & Paines, Solicitors, associate, London

1975 – 1976 Patt Schäfer Wipprecht, associate, Dusseldorf

Education

European Business School, Oestrich-Winkel, honorary Ph.D („Dr. h. c.”)

Legal traineeship, Higher Regional Court of Cologne, second state degree in law

Studies of law, Albert-Ludwigs-Universität, Freiburg and Rheinische Friedrichs-Wilhelm Universität, Bonn, first state degree in law

Memberships in statutory supervisory boards in Germany

None

Memberships in comparable boards

NOVA Chemicals Corporation

Falcon Private Bank Ltd.

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60262 Frankfurt am Main

Germany

Telephone: +49 69 91000

deutsche.bank@db.com

Shareholders’ hotline:

0800 91080 00*

General Meeting hotline:

0800 100-47 98*

*Available from within Germany

2013

April 30, 2013

Interim Report as of March 31, 2013

May 23, 2013

Annual General Meeting in the Festhalle

Frankfurt am Main (Exhibition Center)

May 24, 2013

Dividend payment

July 30, 2013

Interim Report as of June 30, 2013

October 29, 2013

Interim Report as of September 30, 2013

2014

January 29, 2014

Preliminary results for the 2013 financial year

March 20, 2014

Annual Report 2013 and Form 20F

April 29, 2014

Interim Report as of March 31, 2014

May 22, 2014

Annual General Meeting in the Festhalle

Frankfurt am Main (Exhibition Center)

May 23, 2014

Dividend payment

July 29, 2014

Interim Report as of June 30, 2014

October 29, 2014

Interim Report as of September 30, 2014